JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: May 13 , 2025


AP11 Limited

By: /s/ Huqin Yang
      Name: Huqin Yang
      Title: Treasurer

Ascletis Pharma Inc.

By: /s/ Huqin Yang
      Name: Huqin Yang
      Title: Treasurer
